UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Myrexis, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	26-3996918
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

305 Chipeta Way

Salt Lake City, Utah 84108

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.	Description of Registrant’s Securities to be Registered

On March 29, 2012, the Board of Directors (the “Board”) of Myrexis, Inc., a Delaware corporation (the “Company”), adopted, and the Company entered into, a Tax Benefits Preservation Rights Agreement, dated March 29, 2012, by and between the Company and American Stock Transfer & Trust Company, LLC (“AST”), as Rights Agent (the “Rights Agreement”). The Rights Agreement replaces the Company’s Shareholder Rights Agreement, dated June 30, 2009, by and between the Company and AST (the “Original Rights Agreement”). The rights under the Original Rights Agreement expired immediately prior to the effectiveness of the Rights Agreement on March 29, 2012, pursuant to an amendment to the Original Rights Agreement that changed the “Final Expiration Date” (as defined therein) of the rights thereunder from the close of business on June 30, 2019 to the close of business on March 29, 2012.

The new Rights Agreement is designed to help preserve the Company’s substantial tax attributes associated with net operating loss carryovers and research tax credits (collectively, the “Tax Attributes”) under Sections 382 and 383 of the Internal Revenue Code. The Company’s ability to use its Tax Attributes and built in losses could be substantially limited if there was an “ownership change” under Sections 382 and 383. This would occur if the Company’s “5-percent shareholders” (as defined under Section 382) increase their collective ownership in the Company by more than 50 percentage points over a rolling three-year period.

The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2012, and is incorporated herein by reference.

Rights Dividend

Pursuant to the terms of the Rights Agreement, the Board declared a dividend distribution of one preferred share purchase right (each, a “Right” and collectively, the “Rights”) for each share of the Company’s common stock, par value $0.01 per share (the “Common Stock”), outstanding as of the close of business on April 9, 2012 (the “Record Date”). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as hereinafter defined). Each Right entitles the registered holder thereof to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Shares”) at a cash exercise price of $12.00 per share (the “Exercise Price”), subject to adjustment, under certain conditions specified in the Rights Agreement and summarized below.

Distribution Date

Initially, the Rights are not exercisable and are attached to and trade with all shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and will become exercisable upon the earlier of (i) the close of business on the tenth (10th) calendar day following the first public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 4.99% or more of the outstanding shares of Common Stock (or such earlier date as the Board becomes aware of the existence of an Acquiring Person), other than as a result of repurchases of stock by the Company or certain inadvertent actions by a shareholder (such date being referred to as the “Shares Acquisition Date”), or (ii) the close of business on the tenth (10th)

business day (or such later date as the Board may determine) following the commencement of a tender offer or exchange offer that could result upon its consummation in a person or group becoming the beneficial owner of 4.99% or more of the outstanding shares of Common Stock (the earlier of such dates being herein referred to as the “Distribution Date”). The Board can postpone the Distribution Date in certain circumstances.

Notwithstanding the foregoing, with respect to any person who beneficially owns (for purposes of the Rights Agreement) 4.99% or more of the outstanding shares of Common Stock as of the initial public announcement of the Rights Agreement (such person being referred to in the Rights Agreement as a “Grandfathered Person”), the Distribution Date will not occur unless such Grandfathered Person acquires beneficial ownership of shares of Common Stock representing an additional 0.1% of the outstanding shares of Common Stock (the “Grandfathered Percentage”), subject to certain exceptions.

Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights, with respect to shares of Common Stock outstanding as of the Record Date, will be evidenced by the Common Stock certificates or, in the case of uncertificated shares of Common Stock registered in book entry form, by notation in book entry, in either case, together with a copy of the Summary of Rights attached as Exhibit C to the Rights Agreement, and will be transferred with and only with the transfer of the underlying shares of Common Stock, (ii) new shares of Common Stock issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any shares of Common Stock, with or without such notice or copy of the Summary of Rights, will also constitute the transfer of the Rights associated with such shares of Common Stock.

As soon as practicable after the Distribution Date, one or more certificates evidencing one Right for each share of Common Stock of the Company so held, subject to adjustment as provided herein (the “Right Certificates”) will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights.

Process for Potential Exemption

Any person who wishes to effect any acquisition of shares of Common Stock that would, if consummated, result in such person beneficially owning 4.99% or more of the then outstanding shares of Common Stock (or, in the case of a Grandfathered Person, the Grandfathered Percentage), may request that the Board grant an exemption with respect to such acquisition under the Rights Agreement. The Board may only grant such an exemption if they determine, in their sole discretion, that the acquisition of beneficial ownership of Common Stock by such person will not limit or impair the availability to the Company of its Tax Attributes. Any exemption granted may be granted in whole or in part, and may be subject to limitations or conditions (including a requirement that the person agree that it will not acquire beneficial ownership of shares of Common Stock in excess of the maximum number and percentage of shares approved by the Board). The Board also has the ability to terminate the Rights Agreement at any time, including but not limited to in connection with a transaction, if it determines that doing so would be in the best interests of the shareholders.

Subscription and Merger Rights

In the event that a Shares Acquisition Date occurs, proper provision will be made so that each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise, in lieu of a number of Preferred Shares, that number of shares of Common Stock of the Company (or, in certain circumstances, including if there are insufficient shares of Common Stock to permit the exercise in full of the Rights, other securities, cash or property, or any combination of the foregoing) having a market value of two times the Exercise Price of the Right (such right being referred to as the “Subscription Right”). In the event that, at any time following the Shares Acquisition Date, (i) the Company effects or undergoes a share exchange, consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person effects or undergoes a share exchange, consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such transaction and, in connection with such transaction, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or (iii) 50% or more of the Company’s assets, cash-flow or earning power is sold, mortgaged or otherwise transferred, each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the Exercise Price of the Right (such right being referred to as the “Merger Right”). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

Until a Right is exercised, the holder will have no rights as a shareholder of the Company (beyond those as an existing holder of Common Stock), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares, other securities of the Company, other consideration or for common stock of an acquiring company.

Exchange Feature

At any time after a person becomes an Acquiring Person, the Board may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Preferred Shares at an exchange ratio specified in the Rights Agreement. Notwithstanding the foregoing, the Board generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company then outstanding.

Adjustments

The Exercise Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Preferred Shares. If the Company elects not to issue fractional Preferred Shares, in lieu thereof an adjustment in cash will be made based on the fair market value of the Preferred Shares on the last trading date prior to the date of exercise.

Redemption

The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) (payable in cash, Common Stock or other consideration deemed appropriate by the Board) by the Board only until the earlier of (i) a Shares Acquisition Date or (ii) March 29, 2015 (the “Final Expiration Date”). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the Redemption Price. The Board may amend the Rights Agreement to change the Final Expiration Date to another date, including an earlier date.

Amendment

Prior to a Shares Acquisition Date, the Company may supplement or amend any provision of the Rights Agreement. From and after a Shares Acquisition Date, the Company may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or its associates or affiliates (or a transferee thereof)).

Preferred Share Provisions

Each Preferred Share, if issued, will entitle the holder thereof:

•

to receive a preferential quarterly dividend equal to the greater of (i) $1.00 and (ii) 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends and other distributions (other than in shares of the Company’s Common Stock), declared on the Company’s Common Stock during such quarter, adjusted to give effect to any dividend on the Company’s Common Stock payable in shares of the Company’s Common Stock or any subdivision, combination or reclassification of the Company’s Common Stock (a “Dilution Event”);

•

to 1,000 votes on all matters submitted to a vote of the shareholders of the Company, voting together as a single class with the holders of the Company’s Common Stock and the holders of any other class of capital stock having general voting rights, adjusted to give effect to any Dilution Event; and

•

to receive upon any liquidation of the Company a minimum preferential liquidation payment of $1,000, plus an amount equal to accrued and unpaid dividends and distributions on such Preferred Share, whether or not declared, to the date of such payment.

In the event of any merger, consolidation or other transaction in which the outstanding shares of the Company’s Common Stock are exchanged for or converted into other capital stock, securities, cash and/or other property, each Preferred Share will be similarly exchanged or converted into 1,000 times the aggregate per share amount applicable to the Company’s Common Stock, adjusted to give effect to any Dilution Event.

The Preferred Shares will not be redeemable.

The value of one one-thousandth interest in a Preferred Share is expected to approximate the value of one share of Common Stock.

Expiration Date

The Rights are not exercisable until the Distribution Date and will expire at the earlier of (i) March 29, 2015, (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the repeal of Section 382 of the Internal Revenue Code if the Board determines that the Rights Agreement is no longer necessary for the preservation of the Company’s Tax Attributes or (v) the beginning of the taxable year of the Company to which the Board determines that no Tax Attributes may be carried forward.

Item 2.	Exhibits

Exhibit Number	Description

3.1

Amended Certificate of Designation, Rights and Preferences of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on March 30, 2012 (File No. 001-34275).

4.1	Tax Benefits Preservation Rights Agreement by and between Myrexis, Inc. and American Stock Transfer & Trust Company, LLC, dated March 29, 2012, which includes as Exhibit B the Form of Right Certificate (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on March 30, 2012 (File No. 001-34275).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MYREXIS, INC.

Dated: March 30, 2012	By:	/s/ Robert J. Lollini
Robert J. Lollini President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

3.1

Amended Certificate of Designation, Rights and Preferences of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on March 30, 2012 (File No. 001-34275).

4.1	Tax Benefits Preservation Rights Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, dated March 29, 2012, which includes as Exhibit B the Form of Right Certificate (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on March 30, 2012 (File No. 001-34275).